U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                                WELLPOINT, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):



                       CtW Investment Group   April 2012

  WHAT INVESTORS NEED TO KNOW ABOUT WELLPOINT'S POLITICAL SPENDING PRACTICES,
                        DISCLOSURES AND GOVERNANCE

WellPoint's corporate political spending, in our view, lacks robust governance and puts shareholder value at risk. The health insurer's activities during the healthcare reform debate in 2009-10 epitomize the gaps in accountability, governance and disclosure so troubling to many institutional shareholders. However, and critically, the risk to shareholders persists going forward, with WellPoint continuing to ignore failures in transparency and oversight.

For a heavily regulated company such as WellPoint, facing ongoing legal uncertainty, re-establishing accountability is vital. Accordingly, the board should be held directly accountable for the failure to ensure a legitimate, transparent, accountable and responsible policy framework.

The CtW Investment Group works with the pension and benefit funds sponsored by unions affiliated with Change to Win, which collectively hold of $200 billion in assets.


WELLPOINT'S POLITICAL AND LOBBYING ACTIVITIES SUFFER FROM ACUTE FAILURES OF TRANSPARENCY AND A LACK OF CLEAR INTERNAL CONTROLS.

  - In the midst of the 2009-10 health care reform debate, health insurers provided $86 million to their trade association, America's Health Insurance Plans (AHIP), which in turn provided the funds to the U.S. Chamber of Commerce./1/ Brought to light by dogged investigative journalism, this is perhaps the most egregious example of the persistent disclosure loopholes that allow huge sums of money to be contributed without detection by shareholders.
  - Despite pledges by the industry, led by AHIP, to take a collaborative approach to healthcare reform, the funds - equivalent to 40% of the U.S. Chamber of Commerce's entire budget a year earlier - were used to push an aggressive, highly divisive public campaign to oppose the health care overhaul law, which bore no trace of its ultimate funding by the health insurance industry. As a result, critics charge that the health insurers, including WellPoint, were duplicitous in their behavior./2/
  - In spite of opportunities to address the issue directly, WellPoint avoids disclosing its involvement, what corporate funds were involved, and what internal controls were in place to ensure funds were used in accordance with its policies and positions.
  - Outsourcing such activities on one of most critical issues facing the company in decades not only tests the boundary of "responsible advocacy" - how WellPoint describes its political activities - but also, we believe, risks losing control over messaging and alignment with "in-house" political advocacy.

__________

/1/ "Insurers Gave U.S. Chamber $86 Million Used to Oppose Obama's Health Law," Bloomberg, Nov. 17, 2010. In a Jan. 13, 2010 article "Health Insurers Funded Chamber Attack Ads," The National Journal, citing people familiar with the situation, reported that WellPoint was among the contributors. The article was written, however, prior to the release of tax records used by Bloomberg, and estimates the total industry contribution at between $10 million and $20 million.
/2/ E.g. "Health Insurer Lobbying, Sopranos Style," Dec. 23, 2010, Alliance for a Just Society

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SHAREHOLDERS QUESTION WHETHER THE CONTRIBUTION SERVED THEIR LONG-TERM INTERESTS
AND IF IT RISKED REPUTATIONAL DAMAGE AND OTHER UNINTENDED CONSEQUENCES FOR THE COMPANY AND INVESTORS.

  - There is a clear justification for WellPoint to responsibly engage in the public policy debate around health care reform; however, less clear is how funding anonymous attack ads, which risked jeopardizing health reform in its entirety, serves corporate interests. Along with peers, WellPoint acknowledged the economic un-sustainability and social shortcomings of the status-quo and the need to rein in cost and expand coverage. Moreover, the Affordable Care Act offers a market-friendly solution to health care spending with its main provisions closely mirroring proposals which WellPoint supports (i.e., a universal mandate, health insurance exchanges and cost control). In fact, WellPoint stands to realize significant top line growth from the expansion of coverage to more than 30 million presently uninsured persons (see appendix).
  - A recent Bloomberg Government study finds that large insurers are already reaping bottom-line benefits from aspects of the reform law currently in place and expect to expand their business as the law is fully implemented./3/
  - The effort to cover up funding may damage the company's reputation with investors and other stakeholders. At the same time, the ads and other efforts by the U.S. Chamber of Commerce to drum up grass roots opposition may, in part, fuel current efforts to repeal health care reform - a potentially damaging outcome for WellPoint in the long-run, considering that the industry 'won' many key provisions in the bill./4/

CREDIBILITY OF BOARD OVERSIGHT IS UNDERMINED BY CONFLICTED DIRECTORS AND ONGOING FAILURE TO ADDRESS THE ISSUE AND SHAREHOLDERS IN GOOD FAITH.

  - Flawed governance allows conflicted directors to have influence over political spending. At the time of the health reform debate, oversight was compromised by the close connections of four directors to lobbying groups or political actors with connections to the reform debate and its partisanship (see appendix) and WellPoint's failure to disclose these key relationships. Two of these directors continue to hold board seats.
  - WellPoint has ignored repeated queries to clarify its involvement in AHIP's $86 million contribution and to reconcile the U.S. Chamber of Commerce's ad campaign against healthcare reform with WellPoint's support for key provisions included in the health reform overhaul and its opportunities for growth going forward under the new law. Unfortunately, the board's opposition statement to a shareholder proposal requesting further disclosure, Item 4 on the ballot, is just the latest in a line of smoke and mirror tactics in which it has repeatedly asserted to shareholders that it is committed "to participating in the political process in a responsible way," and that "ample information about our contributions" is already available. Yet, despite claiming to provide significant, detailed disclosures of political contributions, WellPoint refuses to disclose "special assessments" (any payments made in addition

__________

/3/ "Insurers Prosper Under Overhaul," Bloomberg Government, January 2012.
/4/ Key provisions, such as the universal mandate and health insurance exchanges, closely mirror the proposals for which WellPoint repeatedly expressed support in investor presentations during 2009 and 2010 even as they were being put at risk by the USCoC's war on reform. In fact, WellPoint stands to realize significant top-line growth from the expansion of coverage to more than 30 million presently uninsured, a point CEO Angela Braly stressed at BMO Capital Markets Focus on Healthcare Conference, Aug.5, 2010.

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


    to regular dues) to trade associations, which would cover contributions like AHIP's $86 million to the U.S. Chamber of Commerce. MOST ALARMING: THIS APPEARS TO VIOLATE THE SPIRIT OF AN AGREEMENT WELLPOINT STRUCK IN 2007 WITH A SHAREHOLDER TO PROVIDE CLEARER DISCLOSURE OF ITS INDIRECT SPENDING THROUGH TRADE ASSOCIATIONS./5/
  - In another sign of what we view as its disdain for shareholders and good governance, the board also requested, and received, permission to exclude a 2012 proposal to separate the positions of chairman and CEO positions - a plain-vanilla governance reform that had won support from 44% of WellPoint shares cast at the 2011 AGM.

THE POOR TRANSPARENCY, WEAK GOVERNANCE FRAMEWORK AND QUESTIONABLE ACTIVITIES POSE RISKS GOING FORWARD FOR SHAREHOLDERS.

  - Investors need to know whether the company is truly positioning itself to succeed under PPACA (as it has stated several times) or whether, in light of AHIP's paying the U.S. Chamber of Commerce to run attack ads before the law was enacted, it is spending corporate resources to overturn the law.
  - The governance remains deficient and potentially conflicted, lacking detailed disclosure on the board's actual oversight, and whether there is a committee excluding potentially conflicted directors Susan Bayh and Shelia Burke./6/
  - Most significantly, latest disclosure (i.e. the 2010 WellPac Report) leaves gaping holes in reporting. It appears that special assessments or payments, such as the AHIP payment, are not captured and there is no indication that the company will rectify the situation. These disclosure loopholes have persisted in spite of years of shareholder engagement aimed at enhancing transparency./7/


For more information, please contact Michael Pryce-Jones, CtW Investment Group at michael.pryce-jones@changetowin.org.


APPENDIX:
  * Table 1 - Profile of past and present conflicted WellPoint directors
  * Table 2   How does WellPoint perform under the new ICGN Policy Framework
  * Exhibit 1   CtW Investment Group Jan. 24, 2012 letter to WellPoint

__________

/5/The Center for Political Accountability (CPA), in a report issued April 9, 2012, highlights that in 2007 WellPoint agreed to disclose "any portion of dues or similar payments made by WellPoint to any national trade association that are identified by the trade association as being used for non-deductible political expenditures, if such portion is $50,000 or more in a calendar year." The CPA concludes, however, that current disclosure, by not including special assessments, "leaves significant room for misrepresentation of the company's political spending and undermines the ability of shareholders to assess risks." CPA report available http://politicalaccountability.net/index.php?ht=a/GetDocumentAction/i/6297
/6/ An analysis of Burke and the other directors is contained in the appendix. /7/ Ibid. 7

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
TABLE 1: PROFILE OF CONFLICTED PAST AND PRESENT WELLPOINT DIRECTORS (based on
CtW Investment Group analysis)

NAME         TENURE   NASDAQ          CERTAIN RELATIONSHIPS WITH LOBBYING AND/OR
                      CLASSIFICATION  POLITICAL RELATED GROUPS OR ACTORS

Donald W.    2001-11  Independent     * A former Senator, Riegle is an active,
Riegle, Jr.                           registered lobbyist and worked with
                                      clients during the health care reform
                                      debate in lobbying Congress.
                                      * Chairman of APCO Government Affairs
                                      (since 2001), a prominent lobbying and
                                      public affairs firm with extensive
                                      experience working with health insurers
                                      and other sectors of the health care
                                      industry; assisted groups on health care
                                      reform during debate, including PhRMA, a
                                      prominent pharmaceutical trade
                                      association.  Based on tax disclosure,
                                      both AHIP and the US Chamber of Commerce
                                      are substantial clients of APCO; in 2009,
                                      for instance, the US Chamber of Commerce
                                      paid APCO $17.4 million, whilst APCO
                                      received over $5 million from AHIP between
                                      2007 - 2009.

Sheila P.    2004-    Independent     * Since Oct. 2009, senior Policy Advisor
Burke        present                  (on health care) for Baker, Dondelson,
                                      Bearman, Caldwell & Berkowitz, a
                                      registered lobbying firm that specializes,
                                      among other things, in health care policy
                                      and lobbying.
                                      * Former Chief of Staff to Bob Dole.
                                      According to her workplace biography: "In
                                      these roles she was involved with numerous
                                      legislative issues including those related
                                      to Medicare, Medicaid and the Maternal and
                                      Child Health programs, welfare reform,
                                      budget reconciliation and the previous
                                      legislative efforts to reform health
                                      care."

Susan B.    2001-     Independent     * An attorney, she is married to Evan Bayh
Bayh                                  - U.S. senator from 1999 until 2011.
                                      During the health care reform debate, Evan
                                      Bayh's vote was considered particularly
                                      important, based on media reports. Indeed,
                                      ever since Evan Bayh entered politics,
                                      questions have arisen in the media over
                                      the potential conflicts this raises with
                                      Susan Bayh's board seats.
                                      Since leaving Congress, Evan Bayh has
                                      become a partner for McGuire Woods LLP, a
                                      registered lobbying firm that includes
                                      services for the health insurance
                                      industry. Evan Bayh, since 2011, has also
                                      been a consultant to the US Chamber of
                                      Commerce.
                                      * Birch Bayh, her father-in-law, is a
                                      registered lobbyist who lobbied on
                                      healthcare reform for various clients.
                                      * In 2009, Susan Bayh sat on 8 other
                                      corporate boards; she currently sits on
                                      the boards of four other companies
                                      presently (four total), which remains an
                                      over-boarding concern. Based on Form 10-K
                                      statements, there are two biomedical
                                      companies (Dendreon and Curis) with
                                      long-standing profitability issues and
                                      uncertainty about future profitability;
                                      the third (Emmis Communications) suffers
                                      from continuing operating losses and heavy
                                      debt. Bayh sits on two key committees at
                                      each of her other boards.
                                      * In addition, the three biomedical
                                      companies (Curis and Dendreon, plus Dyax,
                                      which she left recently) note healthcare
                                      reform issues as risk factors in Form
                                      10-Ks; there is a potential, therefore,
                                      that the companies had conflicting public
                                      policy interests during health care
                                      reform.

William     2004-11   Independent     * The brother of former President G.H.W.
H.T. Bush                             Bush, uncle to former President G.W. Bush
                                      and former Florida Governor J. Bush;
                                      campaigned and helped raise funds for
                                      various electoral campaigns.

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


TABLE 2: HOW DOES WELLPOINT PERFORM UNDER THE NEW ICGN POLICY  FRAMEWORK FOR
POLITICAL LOBBYING DONATIONS?


THE CTW INVESTMENT GROUP BELIEVES WELLPOINT FAILS TO MEET THE ICGN CRITERIA
ACROSS THE BOARD:

Legitimacy
- "Clearly serves the interests of the company as a whole and
   its investors."                                                           No

Transparency
- "Clarity on the policy framework and exactly what the company is doing, who the decision makers are, when and how the company seeks to influence public policy and the political process."
- "Transparency should also cover the direct and indirect costs of
  political activity."                                                       No

Accountability
- "Company managers involved with political activity are held accountable by the company's Board. The Board, in turn, is held accountable by the company's shareholders for the company's political policies and their
   implementation."                                                          No

Responsibility
- "Political influence is sought within the constraints of legal and ethical norms and does not seek undue influence for special interest
  groups at the expense of broader public welfare."                          No

Source: ICGN Political Disclosure Guidance on Political Lobbying and Donations; assessment is the opinion of the CtW Investment Group./8/

__________

/8/ Available at http://www.responsible-investor.com/images/uploads/advertising/ ICGN_PLD.pdf

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


                       CtW Investment Group    April 2012

EXHIBIT 1: CTW INVESTMENT GROUP JAN. 24, 2012 LETTER TO WELLPOINT

January 24, 2012

Jackie M. Ward
Lead Director
WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204

Dear Ms. Ward:

Like other long-term investors in the health insurance sector, we are alarmed by the high-risk and ultimately short-sighted approach taken by WellPoint Inc. in the recent health care reform debate. Even though WellPoint stands to benefit in the long run from passage of the 2010 Patient Protection and Affordable Care Act (PPACA), and despite pledges to avoid a repeat of 1994, when the industry led public opposition to President Clinton's Health Security Act, we believe that WellPoint may have spent considerable resources to defeat the bill. Specifically, we are concerned that WellPoint was among the health insurance companies that surreptitiously channeled $86 million through America's Health Insurance Plans (AHIP) to the U.S. Chamber of Commerce (US CoC) to run an aggressive, high-risk, public campaign to oppose the health care overhaul law. The existence of this huge contribution -- equivalent to 40% of the total contributions to the US CoC for the year and more than AHIP's entire budget for the prior year -- became public only after a Bloomberg investigation in November 2010, six months after passage of the health reform legislation./9/

Accordingly, we call on WellPoint's board of directors, prior to the 2012 shareholder meeting, to disclose whether any WellPoint funds were contributed to AHIP with the understanding that they would in turn be transferred to the US CoC, and if so, to explain what steps the board took to ensure that the advertising and other political activity the US CoC would undertake with the contributed funds would comply with management's stated positions and strategic objectives. Absent such disclosure and explanation, we will be unable to support the re-election of incumbent directors at WellPoint's 2012 annual meeting.

The CtW Investment Group works with pensions and benefit funds sponsored by unions affiliated with Change to Win, which collectively hold over $200 billion in assets. Our concerns, detailed below, stem from the following key points:

  * Several major health insurance companies secretly contributed over $86 million to AHIP, which in turn contributed this same sum to the US CoC to fund aggressive political activity in opposition to the PPACA.
  * The advertisements and other activities undertaken by the US CoC unambiguously opposed the PPACA, and specifically attacked provisions - including insurance purchase mandates, subsidies for individuals and small
    businesses, cost control initiatives, and expanded coverage   for which
    WellPoint had repeatedly made explicit endorsements and that stand to benefit the managed care sector, and WellPoint in particular./10/
  * With the fate of health reform unclear due to various constitutional court challenges, questions of implementation, and uncertainty from the 2012 election, this is a continuing and pressing issue for shareholders in health insurance stocks.

DESPITE OPPOSITION, PPACA IS A MARKET-FRIENDLY SOLUTION TO RUNAWAY HEALTH CARE SPENDING

__________

/9/ "Insurers Gave U.S. Chamber $86 million Used to Oppose Obama's Health Law," Bloomberg, Nov. 17, 2010
(http://www.bloomberg.com/news/2010-11-17/insurers-gave-u-s-chamber-86-million-u
ed-to-oppose-obama-s-health-law.html).
/10/ In fact, in a follow-up study Bloomberg argues that insurers are "profit[ting] from [the] health law they fought," noting "companies saw their average operating profit margins expand to 8.24 percent in the six quarters since the overhaul became law, compared with 6.88 percent for the 18 months before it was passed." See "Insurers Profit from Health Law they Fought Against," Bloomberg, Jan. 5, 2012 (http://www.bloomberg.com/news/2012-01-05/health-insurer-profit-rises-as-obama-s health-law-supplies-revenue-boost.html).

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The PPACA, signed by President Obama on March 23, 2010 has three major interconnected components: expansion of health insurance coverage (and the taxes and fees to pay for this expansion), a new regulatory structure for the individual insurance market, and a variety of cost control measures. Despite heated rhetoric over the demise of managed care under the reform law, these key provisions -- once it is accepted that some kind of overhaul is essential to addressing society's spiraling health care costs -- represent a favorable result for the private insurance industry. Moreover, as we will see, these provisions closely mirror the proposals for which WellPoint and its executives repeatedly expressed support in 2009 and 2010, even as they were being undermined by the US CoC's war on reform.

Under this legislation, top line revenue for the industry as a whole will receive a significant boost from the addition of 30 million Americans currently lacking health insurance to the addressable market. The new enrollees will be covered primarily through two mechanisms: an expansion of the Medicaid program to cover all individuals under age 65 with income up to 133% of the federal poverty line, and subsidies paid to Americans without employer-provided health insurance covering at least 70% of the premium cost of a mid-range health insurance policy. These coverage expansion measures account for nearly the entire $900 billion cost of the legislation over its first 10 years, and these costs are met in turn through: fees charged to pharmaceutical companies, health insurers, and medical device manufacturers; a gradual reduction in Medicare Advantage payments to the level of traditional Medicare costs; an increase in the Medicare tax on high-income Americans; and an excise tax on very high premium health plans (essentially capping the tax deductibility of these plans). While two of these revenue provisions may adversely affect some health insurers, essentially all increased spending on subsidizing coverage for Americans without employer-provided plans will become revenue for the health insurance industry, providing an once-in-a-lifetime boost to revenue growth.

A number of regulatory changes were included in the Act, the most important of which relate to the creation of health insurance exchanges in each state where individuals receiving subsidies will be able to purchase coverage. These exchanges are modeled on the successful Massachusetts "Connector," and allow participating insurers to offer standardized plans providing benefits ranging from 60% to 90% of actuarial value. Participating insurers will be required to accept enrollees regardless of prior health conditions ("guaranteed issue"), and to limit the variation in premiums by age to a ratio of 3 to 1 ("community charge"). However, in ameliorating the insurance industry's long-running objection to guaranteed issue, the reform includes the "enforceable mandate," discouraging individuals from waiting to buy insurance until they need it. Employers with more than 50 employees will be required to pay a fee if they do not provide health insurance coverage and have at least one employee receiving subsidies (effectively an employer mandate). At the same time, individual adults whose income is greater than 133% of the federal poverty line will be required to purchase health insurance (the individual mandate). Other regulations which apply to health insurers include elimination of lifetime benefit limits, elimination of co-pays for preventative care, and regulatory limits to medical loss ratios.

Finally, the PPACA includes a variety of measures to reduce the rate of increase in health care costs. The most prominent of these is the Medicare Payment Advisory Board, which will propose cost-saving changes to Medicare's payments system. These proposals will be implemented absent an explicit Congressional disapproval. The PPACA provides for the gradual simplification of health insurance administration and for the conversion of health insurance billing and payments to an electronic basis. It also provides funding for comparative effectiveness research which will inform the Payment Advisory Board's recommendations, and for a variety of trials and experiments in new care and payment procedures (including per capita payments) to determine which hold the greatest promise of reducing health care cost growth and improving the quality of care and the efficiency of delivery. Other cost-containment provisions in the Act include measures to reduce waste, fraud, and abuse, to develop alternatives to tort litigation to resolve medical malpractice, and to promote preventative care and wellness programs.

While certain provisions of the PPACA impose new obligations on health insurers, the Act clearly provides an immense opportunity to compete for what will eventually be over $300 billion in annual federal spending to provide coverage to the currently uninsured. Moreover, post reform, large insurers stand to gain a competitive advantage through economies of scale, and companies successful at cost containment are expected to gain market share and benefit from industry consolidation. Indeed, a recent Bloomberg Government study/11/ suggests that large insurers are already reaping bottom-line benefits from aspects of the reform law and are "betting on something like full implementation of the overhaul law with its promise of substantially expanding insurance coverage and their business." Most of all, comprehensive reform removes the uncertainty that has long hung over the industry owing to the widespread acknowledgement that spiraling health care costs are

__________

/11/ "Insurers Profit from Health Law they Fought Against," Bloomberg, Jan. 5, 2012.

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unsustainable and demand changes to current health care markets. As the next sections demonstrate, key components of the PPACA provide strong benefits to WellPoint in particular. These components correspond very closely to the proposals for which WellPoint and its executives repeatedly expressed support, even as they were explicitly targeted by the US CoC's advertisements aimed at defeating the PPACA.

WELLPOINT POISED TO BENEFIT IN THE LONG-RUN

With, as many expected throughout the debate, the final bill excluding a Government-run competitor, or the so-called public option,' WellPoint emerges from comprehensive health reform well positioned to capitalize on the expansion of healthcare. As the largest underwriter of individual and small group insurance in the country and a sizeable player in Medicaid-managed care programs and other government run programs, WellPoint stands to realize significant top line growth from the expansion of coverage to more than 30 million presently uninsured Americans. At the same time, with just 4% of its members enrolled in Medicare Advantage, the company has minimal exposure to cuts in this program under the reform legislation.

This growth opportunity was highlighted to the market at the company's 2011 Investor Conference. With more than half of the potential enrollees, approximately 17 million, residing in states currently served by WellPoint, the insurer expects sizeable membership growth even if it only maintains market share./12/ However, there is good reason to believe WellPoint will expand its market share. With the emphasis on cost containment, market analysts, including Credit Suisse, Jefferies & Co., and Sanford Bernstein & Co., see economies of scale emerging as a critical competitive advantage post-reform./13/ This would, in turn, drive market concentration and ultimately sector consolidation. Given its scale and best-in-class consumer capabilities, these dynamics should underpin strong market growth at WellPoint. Indeed, folding in the likelihood that employer-sponsored coverage would lose members to the more flexible individual insurance market, Citadel Securities believe WellPoint "will thrive under this scenario."/14/

Addressing WellPoint's strategy for maintaining its leadership position in the individual and small group market post-reform, CFO Wayne Deveydt told participants at a Deutsche Bank conference in May 2009 that WellPoint, "will do incredibly well, in terms of acquiring new membership in that type of a design. Considering the fact that within our 14 states, we have the number one market share in the vast majority of those states, 12 of the 14, and the fact that we have the broadest discounts and the best G&A structure . . . we ought to be able to win our fair share of membership."/15/

Moreover, once the legislation was finalized and passed, WellPoint maintained that reform represents a significant opportunity for business. At a BMO conference in August 2010, Michael Kleinmen, VP of Investor Relations, told attendees that WellPoint "match[s] up pretty well to get some additional business from these folks getting into the insurance market." He went on to say: "We are one of the largest state-sponsored writers, managed Medicaid writers in the country. We're the largest writer of individuals in the country, have roughly 2 million members right now. And of these 34 million uninsured, about 17 million live in WellPoint states currently. So if we just get our market share of these folks, we should probably see some pretty good membership growth from them."/16/

REFORM LEGISLATION ADDRESSES MANY NEEDED CHANGES VOICED BY WELLPOINT

Critically, not only did WellPoint offer general support for reforming the current health care system, but statements by WellPoint executives during 2009 and 2010 reinforce the impression that the PPACA, as actually enacted, did much that WellPoint had hoped healthcare reform would achieve.

At the outset of the debate, in a February 2009 report, WellPoint publicly acknowledged that the current path of rising costs was unsustainable and that reform is required./17/ It also affirmed its support for universal coverage, one of the more controversial components of the bill. A few months later at the May 2009 Bank of America Healthcare Conference, Brian Sassi of WellPoint's Consumer Business told analysts: "I think any discussion of health care reform needs and is rightly

__________
/12/ 2011 WellPoint Investor Conference, February 23, 2011.
/13/ "Healthcare Team Outlook," Credit Suisse, December 20, 2011; "Healthcare," Jefferies, January 12, 2011; "US Managed Care," Bernstein Research, October 11, 2010.
/14/ "Initiation of Coverage," Citadel Securities, January 19, 2011.
/15/ Deutsche Bank Healthcare Conference, May 18, 2009.
/16/ BMO Capital Markets Focus on Healthcare Conference, August 5, 2010.
/17/ "Building a Sustainable Healthcare System", by WellPoint, February 2009.

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focused on the 46 plus million Americans who do not have health insurance."
Furthermore, at the same conference, WellPoint outlined the key tenets of its reform platform: "One is an enforceable effective individual mandate to insure that everyone is covered, to provide premium assistance for those that can't purchase insurance in the open market, guarantee issue with no pre-existing condition in the reform market while maintaining rating flexibility for age, geography, family size and benefit design."/18/ A position that was later echoed at the Deutsche Bank Healthcare Conference, where CFO Deveydt told analysts: "We believe in universal coverage, and we support it. We believe individuals should have the ability to get coverage, and that a guaranteed issue is not something that we are debating."/19/

As the debate progressed in Congress, WellPoint continued to claim both an active role in the reform process and support for many of the underlying elements of reform. At a BMO conference in the summer of 2009, VP Kleinman said WellPoint is "very active right now in the healthcare reform discussions that are going on in Washington" and "continue[s] to advocate affordable, sustainable solutions to the healthcare issues in this country." He continued: "We are not simply opposed to healthcare reform. To the contrary, we have come to the table recognizing that affordability is a very significant issue and offering solutions that we believe are appropriate both as a Company and as an industry to the country."/20/ Indeed, following passage of the PPACA, VP Kleinman told attendees at the BMO conference in 2010 that the company is "committed to making healthcare reform as successful as possible [ ] and are preparing our company to survive and thrive in this environment."/21/

SURREPTITIOUS FUNDING OF CHAMBER'S OPPOSITION TO HEALTH CARE REFORM

The US CoC does not disclose exactly what activities have been financed by particular contributions, nor do we have clear reporting on the "grass-roots" activities that press accounts include among the uses to which the US CoC put the $86 million it received from AHIP. However, we do have cached copies of television advertisements targeting health care reform for which the US CoC takes credit. These advertisements give us a clear sense that the US CoC was not only opposing health care reform per se, but was also targeting specific provisions which WellPoint and its executives had repeatedly endorsed. For instance, in an ad titled "Fast Sale," the narrator suggests that Congress is attempting to keep the public from recognizing the "$1 trillion cost" and "billions in new taxes" associated with health care reform. But of course, this "cost" is almost entirely spending to expand insurance coverage, which WellPoint supported and which its executives believe the company is in a strong position to benefit from. In another advertisement produced by the US CoC, the narrator decries new "mandates" that threaten to destroy jobs; but WellPoint has clearly supported an individual mandate for adults to purchase insurance, as well as incentives to broaden the number of businesses that provide insurance to their employees. A US CoC ad titled "Say NO to Government Run Health Care" urges viewers to call their Senators to vote against the PPACA, pointing again to precisely the increases in spending and revenue that make possible the move to the universal health insurance coverage that WellPoint repeatedly endorsed.

In addition to the content of its advertisements, we note that 94% of the US CoC's spending in the 2010 Congressional elections went to Republican candidates, and that no Republican in either the House or the Senate voted in favor of the PPACA. The US CoC did not support any Democratic candidates for the US Senate, and of the 11 House Democrats supported by the US CoC, none voted in favor of the PPACA. In contrast, some House Democrats with very high ratings from the US CoC based on votes in 2009 and 2010, such as Betsey Markey of Colorado, who had a 73% rating, but who supported the PPACA, faced US CoC opposition and lost their races. More recently, US CoC President Tom Donahue has expressed support for repealing the PPACA. Clearly, if WellPoint did contribute funds to AHIP with the understanding that these would in turn be passed along to the US CoC for political activity pursuant to shaping health care reform, it failed to ensure that such money was being spent in a manner consistent with the strategic objectives outlined by senior management and supported by the board.

Significantly, with opponents of reform continuing to target key provisions of the law, both politically and legally, the company's association with the US CoC remains a very much "live" issue for shareholders. The organized push-back against the constitutionality of the law, for instance, would be a very risky wager for the industry. The most detrimental outcome for

_________

/18/ Bank of America Securities Healthcare Conference, May 12, 2009. /19/ Deutsche Bank Healthcare Conference, May 18, 2009.
/20/ BMO Capital Markets Focus on Healthcare Conference, August 5, 2009. /21/ BMO Capital Markets Focus on Healthcare Conference, August 5, 2010.

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commercial managed care, JPMorgan notes, would be one that would strike down the individual mandate but uphold the guaranteed issue./22/

CONCLUSION

WellPoint and its top executives repeatedly stressed both their support for health care reform legislation including guaranteed issue, community rating, subsidies for affordability, an individual mandate, and cost-control measures, and their desire to play a constructive and informative role in the legislative process. We believe that AHIP's contribution to the US CoC to oppose the PPACA, which the US CoC likely utilized to target members of Congress that voted in favor of legislation clearly fitting much of the criteria identified by WellPoint and its principals, threatens the credibility of the company, its executives, and the board. We challenge the board to disclose to shareholders whether WellPoint was among the insurers participating in the AHIP-US CoC contributions, and if so to explain what steps were taken to ensure that these funds were utilized in a manner consistent with WellPoint's public position and strategy, and what consequences have or will follow given that these funds were clearly not utilized in that way. Absent such an explanation, we will be unable to support incumbent directors at the 2012 annual meeting.

In closing, we ask WellPoint to provide a written response to this correspondence that we can share with other concerned investors. We look forward to your prompt reply. For further information or discussion, please contact me at 202-721-6060.

Sincerely,



Richard Clayton
Director of Research

CC: Board of Directors



/22/ "Healthcare Services: Supreme Court & Health Reform," JPMorgan North America Equity Research, November 14, 2011.

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